Exhibit 1.01

iRhythm Holdings, Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2025 to December 31, 2025
This Conflict Minerals Report ("Report"), of iRhythm Holdings, Inc. ("the Company", “we,” “us” or “our”), for the period from January 1, 2025 to December 31, 2025 ("the Reporting Period"), has been prepared pursuant to Rule 13p-1 ("Rule 13p-1" or "the Rule") under the Securities Exchange Act of 1934, as amended, and Form SD. Rule 13p-1 was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements for companies that manufacture or contract to manufacture products containing certain minerals specified in the Rule that are necessary to the functionality or production of those products as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 mandates certain reporting obligations on SEC registrants whose manufactured products contain “Conflict Minerals", defined by the SEC as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which the SEC has currently limited to tin, tantalum and tungsten (collectively, “3TG Minerals”).
If we know or have reason to believe that any of the Conflict Minerals necessary to the functionality or production of our products may have originated in the Democratic Republic of the Congo (the “DRC”) and the adjoining countries (the “Covered Countries”), we must perform due diligence on the source and chain of custody of our Conflict Minerals.
As described in this Report, we are uncertain as to whether any of the 3TG Minerals present in our supply chain originated in the Covered Countries. Accordingly, we performed a reasonable country of origin inquiry ("RCOI"), to determine whether any of the 3TG Minerals in our products originated from the Covered Countries or came from recycled or scrap sources.
Based on the RCOI, we were unable to determine whether some of our suppliers sourced 3TG Minerals from Covered Countries, and therefore, we proceeded to conduct due diligence on our supplier base. We were not able to definitively determine whether the 3TG Minerals used in our products originated in the Covered Countries, or directly or indirectly financed or benefited any groups involved in armed conflict in the DRC Covered Countries.

Forward-Looking Statements
This Conflict Minerals Report contains forward-looking statements, which are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. These statements include statements regarding our goals for future improvements to our due diligence process and to mitigate the risk around the sourcing of 3TG Minerals. All forward-looking statements involve risk and uncertainty. Risks that may cause these forward-looking statements to be inaccurate include: failure to carry out these plans in a timely manner or at all; lack of cooperation or progress by our suppliers, their respective suppliers and smelters; lack of progress by smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities) or these plans may not be effective. In addition, you should also consider the important factors described in reports and documents that we file from time to time with the SEC, including the factors described under the sections titled “Risk Factors” in the Company’s most recently submitted Quarterly or Annual Reports. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Overview
We are a leading digital healthcare company that creates trusted solutions that detect, predict, and prevent disease. Our principal business is the design, development, and commercialization of device-based technology to provide ambulatory cardiac monitoring (“ACM”) services that we believe allow clinicians to diagnose certain arrhythmias quicker and with greater efficiency than other services that rely on traditional technology.
Each iRhythm ACM System combines a wire-free, patch-based, 14-day wearable biosensor (FDA-cleared, CE-marked and/or Japan PMDA-approved, as applicable) that continuously records electrocardiogram (“ECG”) data with a proprietary, cloud-based data analytic software (FDA-cleared, CE-marked, and Japan PMDA-approved) to help physicians monitor patients and diagnose arrhythmias.
Since first receiving clearance from FDA for our technology in 2009, we have supported physician and patient use of this technology and provided ACM services from our Medicare-enrolled independent diagnostic testing facilities (“IDTFs”) and with our qualified technicians. We have provided our iRhythm Services using our iRhythm ACM Systems. Since receiving FDA clearance, we have provided the iRhythm Services via more than twelve million patient reports and have collected almost 3 billion hours of curated heartbeat data.
We currently manufacture our iRhythm ACM Systems, including the Zio monitor System and Zio AT System, in our leased facility in Cypress, California. We do not purchase 3TG Minerals from mines and instead rely on a small number of suppliers who provide us with materials containing these minerals. We rely on these suppliers to assist us with our RCOI for the minerals contained in the materials which they supply to us.
Our Conflict Minerals Policy
We are concerned about the armed conflict in the DRC region and the related mining and trading of goods from the DRC region and take this into account in our assessment of our supply chain under the Rule. Therefore, we have adopted a policy regarding the supply of 3TG Minerals for products that we manufacture or contract to manufacture. We are committed to compliance with relevant legislation and have implemented appropriate due-diligence processes to meet our obligations. We are committed to sourcing components and materials from companies that share our values around human rights, ethics and environmental responsibility. We expect our suppliers to commit to processes designed to ensure the responsible sourcing of minerals and to establish their own due diligence program to achieve conflict-free supply chains. In the event we determine a supplier to not be conflict free, we will expect the supplier to remediate such matters or consider using alternative suppliers.
Reasonable Country of Origin Inquiry
In accordance with the Rule, we conducted a RCOI for the Reporting Period to determine whether the 3TG Minerals necessary to the functionality or production of our products were sourced from Covered Countries or came from recycled or scrap sources.
We worked with our relevant suppliers in order to determine whether 3TG Minerals were contained in the components we purchase from them and whether any of the 3TG Minerals originated in the Covered Countries. Our RCOI involved the following steps:
•We requested from each supplier a copy of their conflict minerals statement and/or policy, or any other declarations relating to their sourcing of 3TG Minerals;

•We requested from each supplier a completed Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“RMI Reporting Template”) which requests specified information regarding the inclusion of 3TG Minerals in the products supplied to us and the country of origin thereof. The RMI Reporting Template is a standardized reporting template designed to facilitate the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized. Each RMI Reporting Template received was evaluated for consistency, completeness, and accuracy, and followed up with suppliers where additional information was needed; and
•Where further inquiry was needed, we reviewed information available from other public sources regarding the use and country of origin of 3TG Minerals in a supplier’s products.
Due Diligence and Determination
Based on responses received in connection with our RCOI, we determined that 3TG Minerals present in certain of our products may have originated in the Covered Countries and may not be from recycled or scrap sources. Accordingly, we conducted due diligence on the source and supply chain of custody of the 3TG Minerals in our products. Our due diligence processes have been developed based on the Organization for Economic Cooperation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict‐Affected and High‐Risk Areas, Third Edition, and the related supplements on tin, tantalum, tungsten and gold (collectively, the “OECD Guidance”), an internationally recognized due diligence framework. Many of the suppliers surveyed completed the RMI Reporting Template. Many of our suppliers and their suppliers are not subject to SEC regulation and, therefore, our ability to obtain information responsive to Rule 13p-1 requirements is subject to their voluntary cooperation. Of those suppliers who completed the RMI Reporting Template, none were able to represent that 3TG Minerals processed by the facilities identified in their responses were actually included in components that they supplied to us. Further, based on the information provided by our suppliers, we believe that the facilities that may have processed the 3TG Minerals in our products include smelters and refiners located in various countries throughout the world, including but not limited to, the following countries:

Andorra	France	Netherlands	Taiwan, Province Of China
Australia	Germany	Peru	Thailand
Austria	India	Philippines	Turkey
Belgium	Indonesia	Poland	United Arab Emirates
Bolivia (Plurinational State of)	Italy	Russian Federation	United Kingdom
Brazil	Japan	Rwanda	United States of America
Canada	Kazakhstan	Singapore	Uzbekistan
Chile	Korea, Republic of	South Africa	Vietnam
China	Kyrgyzstan	Spain
Czechia	Malaysia	Sweden
Estonia	Mexico	Switzerland
We do not have sufficient information to determine with specificity the countries of origin of the 3TG Minerals in our products or whether such 3TG Minerals came from recycled or scrap sources. The quality of responses we received from our surveyed suppliers continues to be varied. Many of the responses provided by suppliers via the RMI Reporting Template included the names of smelters or refiners used for the materials supplied to us. Where supplier responses did not list at least one smelter or refiner for each 3TG Mineral, we requested that suppliers resubmit the form and include smelter or refiner information. There are still suppliers that are unable to provide the smelters or refiners used for the materials they supplied to us.

As certain suppliers are unable to provide us with the information necessary to determine the country of origin for 3TG Minerals at the product level, we are unable to make any formal determinations regarding (i) the countries of origin of the 3TG Minerals included in our products during the Reporting Period , (ii) whether the 3TG Minerals in our products were from recycled or scrap sources, or (iii) whether the 3TG Minerals in our products directly or indirectly financed or benefited armed groups in the Covered Countries. We will continue to work with our suppliers to obtain more specific information at the smelter or refiner and component level.
Future Risk Mitigation Efforts
We are committed to complying with the provisions of the Rule and Form SD and expect to continue our efforts to improve our conflict minerals program and related due diligence. Our supply chain management next steps may include, but are not limited to the following:
•engage with suppliers that provided incomplete responses or that did not provide responses for the Reporting Period to encourage them to provide the requested information for 2026;
•continue to build transparency over our supply chain in accordance with OECD Guidance;
•monitor and encourage the continuing development and progress of traceability measures of suppliers that indicated for the Reporting Period that the source of 3TG Minerals was unknown or not determined;
•continue to refine our 3TG Minerals risk management strategy based on the results of our due diligence on products manufactured and procured during the Reporting Period;
•implement a strategy to respond to identified risks, including but not limited to, potential action to be taken against suppliers that do not respond to our requests or do not provide reasonable information to support our due diligence activities;
•further focus on the analysis of supplier responses and maturing the Company’s due diligence efforts and procedures for suppliers that report to source from one or more of the Covered Countries, specifically at the smelter or refiner and component level; and
•engage with suppliers found to be supplying us with 3TG Minerals from sources that support conflict in the Covered Countries to encourage them to establish an alternative source of 3TG Minerals that does not support such conflict.
Additional Information
This Report is publicly available on the Company’s website at www.investors.irhythmtech.com as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Report is included for general information only and is not incorporated by reference into this Report or our Form SD.
We do not have direct relationships with smelters and refiners with respect to 3TG Minerals and do not perform or direct audits of these entities within our supply chain. We support independent third-party audit and validation efforts through our reliance upon the RMI process. We have not obtained an independent private sector audit of this Report.